Mail Stop 3561

May 23, 2008

Mr. Thomas W. Horton
  Chief Financial Officer
AMR CORPORATION
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

      Re: **AMR Corporation**
              Form 10-K for the year ended December 31, 2007
              File No. 1-08400

              and

              American Airlines, Inc.
              Form 10-K for the year ended December 31, 2007
              File No. 1-02691

Dear Mr. Horton:

      We have completed our review of your Forms 10-K and have no further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief